Attorneys and Counselors at Law

Daniel H. April	Of Counsel
Patrick J. Dolan	David F. Cunningham
John M. Hickey	C.W.N. Thompson, Jr.
Megan Hadley Koehler

January 15, 2021

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on January 4, 2021 respecting post-effective amendment number 139 (“PEA 139”) to the registrant’s Registration Statement, filed via EDGAR on Form N-1A on November 27, 2020.

The revisions to the registration statement that are described below are expected to be made, in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about January 28, 2021 (hereinafter, the “485B Filing”). In those instances where we identify disclosure items analogous to the items that were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures.

General Comments

1.

The staff asked the registrant to confirm that incomplete information or information not available at the time PEA 139 was filed will be included in the next post-effective amendment to the registrant’s registration statement.

Response: The registrant will include in the 485B Filing all required information omitted from PEA 139.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

January 15, 2021

2.

The staff asked the registrant to explain supplementally why the registrant’s governing board (the “Board”) believes the changes to the name and principal investment strategies of the Thornburg International Value Fund are consistent with the Board’s fiduciary duties and in the best interests of the Fund’s shareholders, what information the Board considered relating to those changes, and how the Board weighed that information in arriving at its decision.

Response: At the November 12, 2020 meeting of the Board’s Audit Committee, which meeting included six of the Board’s seven independent Trustees, the registrant’s investment advisor (the “Advisor”) notified the Audit Committee that the Advisor recommended changing the Fund’s name. The Advisor presented the Audit Committee with a memorandum explaining that the proposed name would more accurately reflect the investment strategies the Fund has pursued since the Fund’s inception, as described in the Fund’s prospectus disclosures. Among other things, the Advisor noted in this regard that: (a) the Fund has since its inception sought to identify value in a broader context by investing in a diversified portfolio of stocks the Fund categorizes as basic values, consistent earners, and emerging franchises, as described in the Fund’s prospectuses; (b) recognizing the Fund’s unique investment approach, Morningstar, Inc. has long categorized the Fund within its “Foreign Large Blend” category; and (c) the use of the word “value” in the Fund’s name may confuse those investors and financial intermediaries who associate a “value fund” with one that makes its investment decisions based purely on the relative value of an issuer’s stock price, as compared to the Fund’s broader approach toward identifying value in its investments. The Advisor and the registrant’s counsel noted that, as a result of the proposed name change, rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) would require the Fund to adopt a policy of investing at least 80% of the Fund’s net assets in equity securities. The Advisor reminded the Audit Committee, however, that the Fund has historically invested more than 80% of its net assets in equity securities notwithstanding the absence of a specific requirement to do so, and that the additional investment policy is therefore not expected to result in any change to the Fund’s investment approach. The Advisor’s chief marketing officer was available to respond to questions from participants at the November 12, 2020 meeting. The Advisor’s memorandum regarding the proposed changes was also sent in early November to those Trustees who were not expected to be in attendance at the November 12, 2020 Meeting.

At the December 8-9, 2020 meeting of the Board, representatives of the Advisor were available to discuss the proposed change to the Fund’s name and the concomitant change to the Fund’s investment strategies, and a memorandum on this topic was presented to the Board. The Advisor noted again that the changes were not expected to result in any change to the Fund’s investment approach. The Advisor also noted that almost no other mutual fund in the Fund’s Morningstar category has the word “value” in its name. The Board approved the changes on December 9, 2020.

While the Board considered a number of factors in determining to approve the changes, as summarized above, the principal consideration was the fact that these changes were not expected to result in any actual change to the Fund’s investment approach. Given that fact and all of the other information presented to them, and having had opportunities to confer with the Advisor and the registrant’s counsel, the Board believes that it has acted with due care in approving these changes and that the changes are in the best interests of Fund shareholders.

3.

The staff asked the registrant to explain supplementally why the Advisor believes the changes described in the previous comment respecting the Thornburg International Value Fund are consistent with the Advisor’s fiduciary duties and in the best interests of the Fund’s shareholders.

Response: The registrant refers the staff to the response to comment 2 above, as the Advisor and the Board considered most of the same factors in determining that the proposed changes are consistent with its fiduciary duty and in the best interests of the Fund’s shareholders. In particular, the Advisor notes that the change in the Fund’s name more accurately reflects the investment strategies the Fund has pursued since its inception, is more consistent with the Fund’s Morningstar categorization and the naming conventions of most of the Fund’s peers, and is expected to be clearer to the Fund’s shareholders and potential investors. The Advisor also considered that the new policy of investing at least 80% of the Fund’s net assets in equity securities does not actually reflect a change in the Fund’s investment approach.

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law

January 15, 2021

4.

The staff asked the registrant to explain supplementally what portion of the Thornburg International Value Fund’s portfolio will change as a result of implementing the investment strategy described in response to comment 2 above.

Response: The 80% investment policy described above is consistent with the investment approach the Fund has followed since its inception, and the Fund does not expect to have to change any portion of its portfolio as a result of that policy. Of course, the Fund may change its portfolio for other reasons in the ordinary course of the Fund’s businesses, including in response to changes in the prospects for any of the Fund’s current investments, changes in macroeconomic conditions, or the identification of other investment opportunities that are consistent with the Fund’s strategies and which the Advisor believes will help further the Fund’s investment goals.

5.

The staff asked the registrant to explain supplementally why the registrant determined not to transmit a prospectus supplement notifying the Thornburg International Value Fund’s shareholders of the changes described in comment 2 above, whether any shareholder has contacted the registrant or the Advisor about those changes and, if so, describe the general nature of those communications.

Response: As described in the responses to comments 2, 3, and 4 above, the changes to the Fund’s name and the introduction of the 80% policy are not expected to change the investment approach the Fund has followed since its inception. Accordingly, it was determined that these changes would be immaterial to the Fund’s shareholders, and that providing shareholders with prior notice of the changes would be an unnecessary expenditure of the Fund’s assets, contrary to shareholders’ interests. Since PEA 139 was filed, no shareholders have contacted the registrant or the Advisor to discuss the changes.

Prospectus Comments

6.

The staff asked the registrant to confirm supplementally that to the extent the registrant previously received comments from the staff relating to disclosures similar to those contained in PEA 139, and to the extent the registrant previously advised the staff that it would make disclosure changes in response to those comments, the revisions proposed by the registrant will be reflected in the next post-effective amendment to the registrant’s registration statement. The staff noted particularly in this regard the comments the staff provided on December 4, 2020 and December 15, 2020, pertaining to disclosures for the Thornburg Small/Mid Cap Core Fund and Thornburg Small/Mid Cap Growth Fund that appeared in post-effective amendment 136 to the registrant’s registration statement, and the registrant’s responses to those comments in its response letters dated December 11, 2020 and December 17, 2020.

Response: The registrant confirms that, to the extent it previously received comments from the staff and determined to make disclosure changes in response to those comments, those disclosure changes will be reflected in the 485B Filing.

7.

The staff noted that, as a principal investment strategy, the Thornburg International Equity Fund will under normal conditions invest at least 80% of its net assets in foreign equity securities or depositary receipts of foreign equity securities. The staff requested that the registrant advise the staff supplementally of the portion of the registration statement that explains that “net assets” for this purpose include the amount of borrowings for investment purposes in accordance with rule 35d-1(d)(2).

Response: The registrant currently includes the referenced disclosure in the fourth paragraph under the heading “Fund Investment Goals and Strategies, and Risks of Fund Investment Strategies,” in the portion of the prospectuses that respond to item 9 of Form N-1A. That paragraph reads as follows (emphasis added):

“Under certain circumstances, a Fund is only permitted to invest a certain percentage of its assets in a particular investment strategy. Information about those specific investment limitations is described for each Fund under the caption “Principal Investment Strategies” in the first part of this Prospectus, or in the “Investment Limitations” section of the Statement of Additional Information. For purposes of any such limitation, the term “assets” means net assets of the Fund (determined immediately after and as a result of the Fund’s acquisition of a given investment) plus the amount of borrowings for investment purposes.”

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law

January 15, 2021

8.

The staff asked the registrant to provide more detail in its disclosures about the types of equity securities in which the Thornburg International Equity Fund may invest as a principal investment strategy, and to confirm that the prospectuses include attendant risk disclosures for each such type of security. With respect to the Fund’s investments in depositary receipts, the staff asked the registrant to clarify whether the Fund may invest in sponsored or unsponsored depositary receipts and to discuss the attendant risks for those investments, but noted that this additional detail about the Fund’s investments in depositary receipts could be included in the portion of the prospectus disclosure which responds to item 9 of Form N-1A.

Response: At the current time, the registrant expects that the Fund’s principal investments will be in common stocks or in depositary receipts associated with such stocks. The registrant will therefore revise the disclosure in its prospectus to clarify that the Fund’s 80% investment policy relates to investments in common stocks and depositary receipts. In terms of additional risk disclosure, the registrant will add an “Equity Risk” paragraph within the portion of the Fund’s disclosure which responds to item 4(b) of Form N-1A, as described in the response to comment 16 below.

The registrant also confirms that the Fund may currently invest in either sponsored or unsponsored depositary receipts. The registrant currently states, under the heading “Investing in Stocks and Other Equity Securities” in the portion of the prospectuses that respond to item 9 of Form N-1A, that a Fund’s investments in equity securities may include investments in sponsored or unsponsored American Depositary Receipts (“ADRs”). But in view of the staff’s comment, the registrant will expand that disclosure to note that a Fund’s investments in equity securities may also include investments in sponsored or unsponsored European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”), and the registrant will add a disclosure substantially as follows within that section of the prospectuses:

“Risks of Investing in Depositary Receipts – ADRs, EDRs, and GDRs are certificates evidencing ownership of shares of a foreign-based issuer. These certificates are issued by a bank or similar financial institution and generally trade on an established securities market in the U.S. or elsewhere. An investment in ADRs, EDRs, or GDRs is an alternative to the purchase of the underlying securities in their national markets and currencies. However, ADRs, EDRs, and GDRs remain subject to many of the risks associated with investing directly in foreign securities, including the political and economic risks associated with the underlying issuer’s country. Additionally, the bank or other financial institution which issues the depositary receipt may charge the security holder fees for various services, such as forwarding dividend and interest payments. Certain countries may limit the ability to convert a depositary receipt into the underlying foreign security and vice versa, which may cause the securities of the foreign company to trade at a discount or premium to the market price of the related depositary receipts. Moreover, EDRs and GDRs can involve currency risk since, unlike ADRs, they may not be U.S. dollar denominated (see “Investing in Foreign Securities and Debt Obligations; Foreign Currency Risks” below).

Certain depositary receipts in which a Fund may invest are unsponsored, meaning that the depositary receipt is created and issued without the participation of the foreign issuer whose stock underlies the depositary receipt. The financial institution that issues an unsponsored depositary receipt may be under no obligation to distribute shareholder communications received from the foreign issuer or to pass through voting rights, and accordingly the holder of an unsponsored depositary receipt may not have as much current information concerning the foreign issuer as the holder of sponsored depositary receipt. In the case of the Thornburg Developing World Fund, investments in depositary receipts evidencing ownership in shares of a developing country issuer will be deemed to be an investment in that developing country issuer for purposes of the Fund’s investment policies and restrictions.”

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law

January 15, 2021

9.

The staff noted that the Thornburg International Equity Fund may as a principal investment strategy invest in developing countries, but the Fund’s disclosure states that those investments are under normal conditions “expected to comprise a significantly smaller proportion of the Fund than investments in developed countries.” The staff asked the registrant to clarify the meaning of the phrase “significantly smaller proportion of the Fund.” The staff asked in this regard whether the Fund has a defined policy for quantifying the portion of the Fund’s portfolio that will be invested in developing countries. The staff also asked whether the Fund’s investments in developing countries are included in determining compliance with the Fund’s 80% investment policy.

Response: The registrant does not have a defined policy for quantifying the portion of the Fund’s portfolio that will be invested in developing countries, and the portion of the Fund’s portfolio invested in such countries will vary from time to time depending on available investment opportunities. The registrant expects, however, that under normal conditions the portion of the Fund’s portfolio invested in developing countries will be lower than the portion of the Fund’s portfolio invested in developed countries. In view of the staff’s comment, the registrant has determined to clarify the referenced disclosure by deleting the word “significantly,” so the referenced disclosure will instead just state that the Fund’s investments in developing countries are under normal conditions “expected to comprise a smaller proportion of the Fund that investments in developed countries.”

Regarding the staff’s question about the application of the Fund’s 80% investment policy to investments in developing countries, the registrant understands rule 35d-1 under the 1940 Act to require that, if a fund includes the word “equity” in its name, the fund must then adopt a policy of investing at least 80% of its net assets in equities. In accordance with that rule, the policy that the Board adopted was intended to require the Fund to adhere to this 80% mandate regardless of whether the Fund’s equity investment relates to an issuer in a developed or developing country.

The registrant also hereby advises the staff that, upon further review of its disclosures, the registrant has determined that the description of the 80% investment policy which appeared in PEA 139 was overbroad and potentially inconsistent with the policy that was approved by the Board. As noted in the previous paragraph, the Board approved a policy of having the Fund invest at least 80% of its net assets in equities, in order to conform to the requirements of rule 35d-1. However, the disclosure in PEA 139 could be read to suggest that the Fund will invest 80% of its net assets in “foreign” equities and associated depositary receipts. While the Fund pursues an international investing strategy and has always invested most of its net assets in foreign equities, it was never the intention of the registrant or the Board for the 80% policy to extend specifically to foreign investments, nor does rule 35d-1 impose any such requirement. The registrant will therefore clarify the description of the 80% investment policy in the 485B Filing to state that it requires the Fund under normal conditions to invest “at least 80% of its net assets in common stocks and depositary receipts.”

10.

The staff noted that the Thornburg International Equity Fund identifies “Risks Affecting Investments in China” among the Fund’s principal investment risks, but that the disclosure of the Fund’s principal investment strategies does not specifically refer to investments in China. The staff requested that if investments in Chinese issuers are a principal strategy of the Fund, disclosure be added to that effect. The staff also requested that the registrant expand the disclosure relating to the principal investment risks arising from the Fund’s investments in China, noting in this respect the July 6, 2020 “Risk Spotlight” published by the SEC’s Division of Economic and Risk Analysis relating to U.S. investors’ exposure to domestic Chinese issuers. The staff specifically suggested that, if the Fund may invest in China A-shares as a principal investment strategy, then the Fund should add attendant risk disclosure about those investments.

Response: Investments in Chinese issuers are not a principal strategy of the Fund. Moreover, the registrant confirms that there is currently no strategy to commit any portion of the Fund’s assets to a particular country or region. Instead, the Advisor seeks to achieve the Fund’s investment goals by pursuing a bottom-up investment approach that is focused on individual issuers. In pursuing that bottom-up approach, the portion of the Fund’s portfolio invested in any country or region will vary from time to time depending on available investment opportunities, and on occasion the Fund’s portfolio may become more weighted toward a particular country or region. But any such weighting would be a result of the application of the Fund’s investment strategy, and not the strategy itself, and it would be misleading to suggest to the Fund’s shareholders or potential investors that the Fund has a strategy which focuses on a particular country or countries.

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law

January 15, 2021

Notwithstanding the lack of an investment strategy respecting investments in particular countries, the registrant believes that it is prudent, and consistent with applicable disclosure requirements, to notify investors of country-specific risks which may arise from the application of the Fund’s investment strategy, when those risks rise to the level of a principal risk. For this reason, the registrant believes it is appropriate to continue to include a disclosure pertaining to the risks arising from the Fund’s investments in China. In view of the staff’s comment about risk disclosures, the registrant has determined that it is appropriate to add a sentence substantially as follows to the paragraph entitled “Risks Affecting Investments in China,” in the portion of the prospectuses that respond to item 4(b) of Form N-1A:

“A lack of transparency respecting Chinese companies may also reduce the Fund’s ability to conduct diligence respecting those companies’ accounting and governance standards, which may in turn reduce the Fund’s ability to detect fraudulent practices that may adversely affect the companies’ stock prices.”

The registrant will also expand the disclosure under the heading “Risks Affecting Investments in China,” in the portion of the prospectuses that respond to item 9 of Form N-1A, to read substantially as follows:

“In recent years, a significant portion of the assets of the International Value Fund and the Developing World Fund have been invested in companies exposed to China. Investments in China involve a number of risks, some of which may be different from, or greater than, risks of investing in other countries or regions. The Chinese economy may be adversely affected if the Chinese government decides not to continue to support economic reform programs or to expand restrictions on foreign investments or the repatriation of capital, if China or its trading partners implement new tariffs or other trade barriers, or in the event of regional conflicts. Chinese issuers have the ability to suspend the trading of their equity securities, which may result in sudden and significant reductions in the liquidity of certain issuers’ shares or increases in the price volatility of those shares or in the broader Chinese securities market. Investments in China may also be subject to the risk of nationalization, expropriation, or confiscation of assets or property by the Chinese government. In certain cases, investors in Chinese issuers may not have the same transparency into the accounting and governance standards of Chinese companies as they may have for companies located in the U.S. or in other foreign countries, and as a result it may be more difficult to identify fraudulent practices that may adversely affect a Chinese company’s share price. Compared with the U.S. equity market, the equity market in mainland China is dominated by retail investors, and the trading patterns of those investors may contribute to a higher degree of market volatility in the Chinese market, especially during periods of market stress. In addition, investments by a Fund in shares which are listed on the stock markets in mainland China and are traded in Chinese renminbi (i.e., Chinese “A-Shares”) are subject to increased risks relating to currency fluctuations, because a Fund may not be able to dispose of its A-shares in a timely manner on days when the markets in mainland China are closed, or because of connectivity problems involving the trading program through which the Fund purchases and sells such A-shares.

While these risks are particularly significant for a Fund’s investments in issuers located in the People’s Republic of China, they may also affect a Fund’s investments in issuers located in Hong Kong, Macau, or Taiwan. The nature and degree of the risks affecting China, and a Fund’s exposure to China, is expected to vary over time.”

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law

January 15, 2021

11.

The staff asked the registrant to add disclosure indicating whether the Thornburg International Equity Fund expects to invest as a principal investment strategy in U.S. dollar-denominated or in foreign currency-denominated investments, and to add attendant risk disclosures. The staff noted that the Fund discusses foreign currency risk within the discussion of foreign investment risk under the heading “Principal Investment Risks,” but asked the registrant to consider adding a separate foreign currency risk paragraph, if applicable, within the portions of the prospectuses that respond to items 4 and 9 of Form N-1A.

Response: While the Fund’s investments may include both U.S. dollar-denominated and foreign currency-denominated investments, the Fund does not have a strategy of investing in any particular currency, and the fact that the Fund may hold investments denominated in either U.S. dollars or in other currencies is an outcome of the Fund’s principal strategy of investing in foreign common stocks and depositary receipts, as opposed to a strategy in and of itself. Accordingly, the registrant does not believe it is helpful, necessary, or accurate to add disclosure within the “Principal Investment Strategies” portion of the prospectus regarding the Fund’s investments in U.S. and foreign-denominated currencies. The registrant agrees with the staff, however, that it may be helpful to further emphasize the currency risks arising from investments that are denominated in foreign currencies, and to that end the registrant will add disclosure substantially as follows under the heading “Principal Investment Risks” in the portion of the Fund’s prospectus that responds to item 4(b) of Form N-1A:

“Foreign Currency Risks – Fluctuations in currency exchange rates can adversely affect the value of the Fund’s foreign investments. Such fluctuations may occur for a number of reasons, including market and economic conditions, or a government’s decision to devalue its currency or impose currency controls.”

The registrant notes that the portion of the prospectuses that respond to item 9 of Form N-1A already include disclosure about foreign currency risks, under the heading “Investing in Foreign Securities and Debt Obligations.” The registrant has reviewed that item 9 disclosure relating to currency risks and believes it remains adequate at this time.

12.

The staff asked the registrant to confirm supplementally whether the Thornburg International Equity Fund expects to invest in debt obligations as a principal investment strategy, as suggested by the current discussion of the Fund’s principal investment strategies. If the Fund expects to invest in debt obligations as a principal investment strategy, the staff indicated that the registrant should enhance the disclosure of the Fund’s principal investment strategies and principal investment risks to describe the specific types of debt obligations in which the Fund may principally invest and the attendant risks.

Response: At the current time, the registrant does not expect that the Fund will invest in debt obligations as a principal investment strategy. The registrant will therefore remove the disclosure about investments in debt obligations from the Fund’s discussion of principal investment strategies, will remove the disclosure about interest rate risk from the Fund’s discussion of principal investment risks, and will modify the disclosure about credit risk to refer to the adverse effects that an issuer’s credit problems may have on the issuer’s stock price.

13.

The staff asked the registrant to add prospectus disclosure to address the requirements of item 9(b)(2) of Form N-1A, which asks for general disclosure about how a fund’s investment advisor decides which securities to buy and sell.

Response: The registrant will add disclosure to address the requirements of item 9(b)(2) of Form N-1A to the portion of each Fund’s disclosure that is responsive to item 4(a) of Form N-1A, under the heading “Principal Investment Strategies.”

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law

January 15, 2021

14.

The staff requested that the registrant re-order the disclosure of each Fund’s principal risks in order of significance of each such risk to the Fund. The staff referred the registrant in this regard to the transcript of a speech delivered by Dalia Blass, Director of the SEC Division of Investment Management, at the ICI Securities Law Developments Conference on October 25, 2018.

Response: The registrant respectfully declines to make the requested change. The registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and believes that the current risk disclosure is presented in a manner that clearly identifies the Funds’ key risks to the Funds’ shareholders and potential investors. The registrant also notes that the significance of a particular risk is fluid and will necessarily vary over time, and at times may vary from day to day, in response to changes in the composition of a Fund’s portfolio and developments affecting particular issuers or the overall market. As a result, the registrant believes that ordering the risk disclosure in the manner suggested may at any given point in time misrepresent the significance of a particular risk, which may confuse or mislead shareholders, who may not otherwise understand that the significance of a Fund’s risks is fluid and likely to change over time.

15.

The staff asked the registrant to confirm that the disclosures of the Thornburg International Value Fund’s principal investment risks correlate to the disclosures of the Fund’s principal investment strategies. If that correlation does not exist, the staff requested that the registrant revise the disclosures of the Fund’s principal investment strategies or principal investment risks as necessary to provide such correlation. The staff noted in that regard its previous comment about investments in China and the risks relating thereto, as described in comment 10 above. The staff also noted that the disclosure about the Fund’s principal investment risks include a reference to liquidity risk, but that the disclosure about the Fund’s principal investment strategies does not include a discussion of illiquid securities.

Response: The registrant has reviewed the disclosures of the Fund’s principal investment strategies and principal investment risks and, subject to the other changes to those disclosures which are described in this letter, the registrant believes that the correlation of the disclosures of the Funds’ principal investment strategies and principal investment risks meets the requirements of Form N-1A. The registrant notes in this regard that not every investment which the Fund may make as a principal investment strategy has its own unique principal investments risks, as many investments share the same types of risks already identified under the heading “Principal Investment Risks.” For example, the registrant notes that the risk of illiquidity is a general risk which could occur as a result of, or apply to, any of the Fund’s investments depending on general market conditions or the specific conditions affecting a particular issuer and is a risk to which the Fund’s portfolio as a whole is subject. Accordingly, while the Fund is not investing as a principal strategy in securities that are illiquid at the time of investment, the registrant feels that it is prudent, and helpful to the Fund’s shareholders and other investors, to disclose the potential principal risks that accompany the Fund’s investments and retain the reference to liquidity risk in the discussion of the Fund’s principal risks. The registrant also notes the additional risk disclosures it will add respecting investments in China, as described in the response to comment 10 above.

16.

The staff suggested that the registrant consider adding a separate paragraph entitled “Equity Risk” to the disclosure of the Thornburg International Value Fund’s principal investment risks.

Response: The registrant will add disclosure substantially as follows under the heading “Principal Investment Risks” in the portion of the Fund’s prospectus that responds to item 4(b) of Form N-1A:

“Equity Risk – The value of the Fund’s equity investments may fluctuate significantly over time in response to factors affecting individual issuers, particular industries, or the market as a whole. Additionally, common stock ranks below preferred stock and debt securities in claims for dividends and for assets of a company in a liquidation or bankruptcy.”

The registrant also notes that the portion of the prospectuses which respond to item 9 of Form N-1A currently includes a number of disclosures relating to the risks of equity investments, including disclosure under the heading “General Risks of Equity Securities.”

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law

January 15, 2021

17.

The staff asked whether the Thornburg International Value Fund will as a principal investment strategy invest in any foreign countries besides China and, if so, to include disclosure about those foreign countries in the discussion of the Fund’s principal investment strategies and to include attendant risk disclosures.

Response: The registrant does not expect the Fund to invest in any particular foreign country as a principal investment strategy, as described the response to comment 10 above. Should the Fund’s investment strategies change in this regard, the registrant will update the Fund’s prospectus disclosure as appropriate.

Other Comments

18.

The staff noted that rule 0-4 under the 1940 Act and rule 411 under the Securities Act of 1933, adopted by the SEC under the Fixing America's Surface Transportation Act (the "FAST Act") (Release No. 33-10618), require registrants to include an active hyperlink to information which is incorporated by reference into a registration statement to the extent such information is publicly available on the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) System at the time the registration statement is filed. The staff noted in particular that the references requiring an active hyperlink would include the reference in the registrant’s Statements of Additional Information to the audited financial statements contained in the Funds’ annual reports to shareholders. The staff asked the registrant to confirm that, to the extent such hyperlinks were not included in PEA 139, they will be included in the next post-effective amendment to the registrant’s registration statement. To the extent such hyperlinks will not be included in the registrant’s next post-effective amendment, the staff asked the registrant to explain why in its supplemental response.

Response: The registrant hereby confirms that any hyperlinks which are required by the referenced rules will be included in the 485B Filing, with the exception that the registrant will not be able to include hyperlinks in Part C of the registration statement to any documents that are incorporated by reference to filings made prior to the inception of the SEC’s EDGAR System.

19.

The staff asked the registrant to confirm supplementally that any required exhibits which were omitted from PEA 139 will be included in the next post-effective amendment to the registrant’s registration statement. The staff also reminded the registrant of the requirements under Section 7 of the Securities Act of 1933, as discussed in section II of the Division of Corporate Finance Staff Legal Bulletin No. 19 (October 14, 2011), with respect to the nature of the consents that should be included in the consent from a registered company’s counsel. The staff requested that, if counsel did not intend to include any such consents, it explain the reasons for such omissions in the registrant’s supplemental response.

Response: The registrant confirms that all required exhibits which were omitted from PEA 139 will be included in the 485B Filing. With respect to the consent from the registrant’s legal counsel, the registrant is aware of the requirements referenced by the staff, and the registrant’s counsel confirms that it will provide each of the required consents.

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law